TODD SHIPYARDS CORPORATION

ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR

DECEMBER 27, 2009

VIA FACSIMILE	CONTACT: HILARY PICKEREL
TOTAL PAGES - 3	SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...February 4, 2010...Todd Shipyards Corporation (NYSE:TOD) announced financial results for the third quarter ended December 27, 2009. For the quarter, we reported net income of $1.6 million or $0.27 per diluted share on revenue of $47.1 million. For the prior year third quarter ended December 28, 2008, we reported net income of $2.6 million or $0.45 per diluted share on revenue of $33.5 million.

Our third quarter revenue of $47.1 million reflects an increase of $13.7 million or 41% from the same period last fiscal year. The quarter to quarter increase largely results from higher volumes of Coast Guard and Navy work and new construction activity for Washington State Ferries.

For the quarter ended December 27, 2009, we reported operating income of $2.3 million. In the prior year quarter ended December 28, 2008, we reported operating income of $2.7 million. The decrease in operating income in the third quarter of fiscal 2010 versus the third quarter of the prior year primarily results from a $1.3 million charge against cost of revenue resulting from the contingent settlement of a lawsuit for contribution to an environmental clean up where one of our subsidiaries operated a shipyard during World War II.

We reported investment and other income of $0.1 million and $1.3 million for the quarters ended December 27, 2009 and December 28, 2008, respectively. The decrease in investment and other income versus the prior year is due primarily to the completion of contracts to lease certain facilities and provide related services to Kiewit-General in connection with their construction of the Hood Canal Floating Bridge.

For the third quarter ended December 27, 2009, we reported income before income taxes of $2.4 million and recorded $0.8 million of federal income tax expense, resulting in net income for the period of $1.6 million. For the prior year third quarter ended December 28, 2008, we reported net income before income taxes of $3.9 million and recorded federal income tax expense of $1.3 million, resulting in net income for the period of $2.6 million.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended December 27, 2009 and December 28, 2008
(in thousands of dollars, except per share data)

	Three Months Ended		Nine Months Ended
	12/27/09	12/28/08	12/27/09	12/28/08

Revenues	$ 47,129	$ 33,472	$ 131,335	$ 80,286
Operating expenses:
Cost of revenue	35,545	22,131	97,425	55,217
Administrative and manufacturing overhead	9,311	8,703	27,064	23,846
Other insurance settlements	(24)	(21)	(62)	(65)
Total operating expenses	44,832	30,813	124,427	78,998
Operating income	2,297	2,659	6,908	1,288
Investment and other income	69	1,284	902	3,456

Income before income tax expense	2,366	3,943	7,810	4,744
Income tax expense	(783)	(1,337)	(2,636)	(1,605)
Net income	$ 1,583	$ 2,606	$ 5,174	$ 3,139

Net income per common share
Diluted	$ 0.27	$ 0.45	$ 0.89	$ 0.54
Weighted average shares outstanding
Diluted	5,794	5,787	5,787	5,779

A copy of our financial statements for the quarter ended December 27, 2009 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
December 27, 2009 and March 29, 2009
(in thousands of dollars)

	12/27/09	03/29/09

ASSETS
Cash and cash equivalents	$ 2,831	$ 4,551
Securities available-for-sale	18,407	19,003
Accounts receivable
U.S. Government	9,721	5,035
Other, net	8,770	8,878
Costs and estimated profits in excess of billings on incomplete contracts	17,347	12,326
Inventory	1,391	1,523
Insurance receivable	382	382
Other current assets	3,383	3,457
Deferred taxes	506	66
Total current assets	62,738	55,221
Property, plant, and equipment, net	30,271	32,045
Restricted cash	5,288	3,807
Deferred pension assets	6,327	7,942
Insurance receivable	8,637	8,622
Intangible assets, net	1,629	1,859
Goodwill	1,109	1,109
Other long-term assets	906	3,635
Total assets	$ 116,905	$ 114,240

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accruals	$ 13,991	$ 13,403
Accrued payroll and related liabilities	2,061	2,142
Billings in excess of costs and estimated profits on incomplete contracts	9,225	8,619
Environmental and other reserves	382	382
Taxes payable other than income taxes	1,028	1,376
Income taxes payable	578	1,199
Total current liabilities	27,265	27,121
Environmental and other reserves	11,955	10,703
Accrued post retirement health benefits	6,977	8,701
Deferred taxes	322	1,171	(1)
Other non-current liabilities	1,873	2,413
Total liabilities	48,392	50,109
Stockholders' equity
Common stock $.01 par value, authorized 19,500,000 shares,
issued 11,828,305 shares at December 27, 2009 and March 29, 2009,
and outstanding 5,775,691 shares at December 27, 2009 and 5,766,071 shares at March 29, 2009	118	118
Paid-in capital	38,816	38,690
Retained earnings	84,361	80,056	(1)
Accumulated other comprehensive loss	(10,925)	(10,806)
Treasury stock (6,052,614 shares at December 27, 2009 and 6,062,234 shares at March 29, 2009)	(43,857)	(43,927)
Total stockholders' equity	68,513	64,131
Total liabilities and stockholders' equity	$ 116,905	$ 114,240

A copy of our financial statements for the quarter ended December 27, 2009 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.

(1) Revised due to prior period corrections. See Note 12 of the Notes to Consolidated Financial Statements of our Form 10-Q filed February 4, 2010.